ESCROW AGREEMENT

THIS AGREEMENT is made as of the 13th day of February, 2008

AMONG:

TOURNIGAN USA INC., having an office at 24th Floor, 1111 West Georgia Street, Vancouver, British Columbia V6E 4M3, Vancouver, British Columbia

(“Tournigan USA”)

AND:

SWEETWATER RIVER RESOURCES LLC, having an office at 220 Hwy 10, Jelm, Wyoming, United States, 82063

(“Sweetwater”)

AND:

STIKEMAN ELLIOTT LLP, having an office at Suite 1700 – 666 Burrard Street, Vancouver, British Columbia V6C 2X8

(the “Escrow Agent”)

(collectively, the “Parties”)

WHEREAS Tournigan Gold Corporation (“Tournigan”), Tournigan USA and Sweetwater are each party to an Option Amendment and Assignment Agreement (the “OAA Agreement”) dated September 14, 2007 pursuant to which Tournigan USA agreed to pay Sweetwater US$50,000 and a further CDN$592,000 in cash, and deliver to Sweetwater an aggregate of 340,000 common shares in the capital of Tournigan to exercise the Option as contemplated by section 3.7 of the Amended Option Agreement (as such term is defined in the OAA Agreement) (the “Option”).

AND WHEREAS Sweetwater acknowledges that there are certain deficiencies in the land tenure reports prepared by Meadowlark Search, Inc. relating to certain of the Properties (as such term is defined in the OAA Agreement), particulars of which deficiencies are set out in a letter from the Sweetwater to Tournigan USA dated as of the date of the OAA Agreement (each a “Deficiency”, and collectively, the “Deficiencies”).

AND WHEREAS pursuant to the OAA Agreement, Sweetwater agrees to rectify the Deficiencies to the satisfaction of Tournigan USA within four months of the Closing (as such term is defined in the OAA Agreement), failing which Tournigan USA shall be entitled to rectify the Deficiencies and shall be entitled to reimbursement by Sweetwater for the fees and expenses it incurs in doing so.

AND WHEREAS the OAA Agreement further provides that in the event a Deficiency cannot be rectified by Sweetwater or by Tournigan USA, as the case may be, Sweetwater will pay Tournigan USA an amount equivalent to the reduction in the value of the Properties caused by the Deficiency (a “Deficiency Payment”), such amount to be agreed to by Sweetwater and Tournigan USA, acting reasonably.

AND WHEREAS the OAA Agreement provides, among other things that at the Closing of the exercise of the Option, an aggregate of $100,000 (the “Escrowed Cash”) will be placed into escrow, and that Tournigan USA may require the Escrow Agent to release some or all of the Escrowed Cash to Tournigan USA to be applied towards the payment of any Deficiency Payment, all on the terms and conditions of this Agreement.

AND WHEREAS Sweetwater and Tournigan USA wish to appoint the Escrow Agent to act as escrow agent in respect of the Escrowed Cash and the Escrow Agent wishes to act in such capacity, on the terms and conditions contained herein.

AND WHEREAS the Escrow Agent has agreed to undertake and perform its duties according to the terms and conditions hereof:

NOW THEREFORE this Agreement witnesseth that in consideration of the aforesaid agreements, and of the sum of $1.00 now paid by the Parties hereto, each to the other (the receipt and sufficiency of which the Parties do hereby respectively acknowledge each to the other), the Parties covenant and agree as follows:

  At the Closing, Tournigan USA will place and deposit in escrow with the Escrow Agent the Escrowed Cash as security for losses caused to Tournigan USA by reason of Deficiencies which cannot be rectified by Sweetwater or by Tournigan USA.

  The parties agree that the Escrowed Cash will be held and retained by the Escrow Agent in a separate interest-bearing trust account pursuant to the terms of this Agreement. During the term of this Agreement, ownership of and interest in the Escrowed Cash shall not be transferred, sold, assigned, alienated, released from escrow, transferred within escrow, or otherwise in any manner dealt with, except as hereafter provided. Any interest accrued in respect of the Escrowed Cash shall form part of the Escrowed Cash and be held in escrow pursuant to this Agreement.

  During the term of this Agreement, Tournigan USA may deliver to the Escrow Agent a clear, irrevocable direction (a “Tournigan USA Direction”) executed by the President, Secretary or other authorized representative of Tournigan USA, providing:

  particulars of any Deficiency which cannot be rectified, including the amount of any loss caused such Deficiency; and

  particulars of the Deficiency Payment required to be made by Sweetwater to Tournigan USA in relation to such Deficiency, including the amount of such Deficiency Payment,

and directing the Escrow Agent to release Escrowed Funds to it to be applied toward such Deficiency Payment (the “Specified Funds”). Tournigan USA must deliver a copy of the Tournigan USA Direction to Sweetwater at the same time it delivers the Tournigan USA Direction to the Escrow Agent. Except as provided in section 4 of this Agreement, 15 Business Days (as such term is defined in the OAA Agreement) following the receipt of a Tournigan USA Direction, which the Escrow Agent shall be entitled to rely on and act upon, the Escrow Agent shall deliver the Specified Funds to Tournigan USA as directed in a Tournigan USA Direction. Tournigan USA may deliver one or more Tournigan USA Directions during the term of this Agreement.

  If Sweetwater objects to the contents of a Tournigan USA Direction, Sweetwater must deliver to Tournigan USA and the Escrow Agent written notice of such objection (a “Sweetwater Objection Notice”) executed by the President, Secretary or other authorized representative of Sweetwater within 10 Business Days following the date on which it receives a copy of the Direction from Tournigan USA. The Sweetwater Objection Notice shall indicate the basis for Sweetwater's objection to the contents of such Tournigan USA Direction. If no Sweetwater Objection Notice is delivered to the Escrow Agent within the prescribed time period, the Escrow Agent shall deliver the Specified Funds as directed in the Tournigan USA Direction. In the event that a Sweetwater Objection Notice is delivered to the Escrow Agent within the prescribed time period, the Escrow Agent shall continue to hold the Escrowed Cash for ten Business Days, during which period Tournigan USA and Sweetwater shall make their commercially reasonable best efforts to resolve any dispute they may have as to the contents of the Tournigan USA Direction. If during this period the Escrow Agent receives a joint written direction (a “Joint Direction”) executed by the President, Secretary or other authorized signatory of each of Sweetwater and the Tournigan USA directing that the Escrow Agent disburse the Escrowed Cash in accordance with such Joint Direction or not disburse Escrowed Cash, the Escrow Agent shall proceed to disburse some or all of the Escrowed Cash in accordance with such Joint Direction, or shall not disburse such funds notwithstanding the Direction. If no Joint Direction is received by the Escrow Agent within 30 Business Days following receipt of a Sweetwater Objection Notice by the Escrow Agent, the Escrow Agent shall be entitled to deal with the Escrowed Cash solely in accordance with section 14 of this Agreement.

  During the term of this Agreement, Sweetwater may deliver to the Escrow Agent a clear, irrevocable direction (a “Sweetwater Direction”) executed by the President, Secretary or other authorized representative of Sweetwater advising that all outstanding Deficiencies have been rectified, and directing the Escrow Agent to release all remaining Escrowed Funds held by it to Sweetwater (the “Release Funds”). Sweetwater must deliver a copy of the Sweetwater Direction to Tournigan USA at the same time as Sweetwater delivers the Sweetwater Direction to the Escrow Agent. Except as provided in section 6 of this Agreement, 15 Business Days following receipt of the Sweetwater Direction, which the Escrow Agent shall be entitled to rely on and act upon, the Escrow Agent shall deliver the Release Funds as directed in the Sweetwater Direction. Sweetwater may deliver only one Sweetwater Direction during the term of this Agreement.

  If Tournigan USA objects to the contents of a Sweetwater Direction, Sweetwater must deliver to Tournigan USA and the Escrow Agent a Tournigan USA Objection Notice executed by the President, Secretary or other authorized representative of Tournigan USA within 10 Business Days following the date on which it receives a copy of the Sweetwater Direction from Sweetwater. The Tournigan USA Objection Notice shall indicate the basis for Tournigan USA's objection to the contents of such Sweetwater Direction. If no Tournigan USA Objection Notice is delivered to the Escrow Agent within the prescribed time period, the Escrow Agent shall deliver the Release Funds as directed in the Sweetwater Direction. In the event that a Tournigan USA Objection Notice is delivered to the Escrow Agent within the prescribed time period, the Escrow Agent shall continue to hold the Escrowed Cash for 10 Business Days, during which period Tournigan USA and Sweetwater shall make their commercially reasonable best efforts to resolve any dispute they may have as to the contents of the Sweetwater Direction. If during this period the Escrow Agent receives a Joint Direction executed by the President, Secretary or other authorized signatory of each of Sweetwater and the Tournigan USA directing that the Escrow Agent disburse the Escrowed Cash in accordance with such Joint Direction or not disburse Escrowed Cash, the Escrow Agent shall proceed to disburse some or all of the Escrowed Cash in accordance with such Joint Direction, or shall not disburse such funds notwithstanding the Direction. If no Joint Direction is received by the Escrow Agent within 30 Business Days following receipt of an Objection Notice by the Escrow Agent, the Escrow Agent shall be entitled to deal with the Escrowed Cash solely in accordance with section 16 of this Agreement.

  Notwithstanding any other provision of this Agreement, the Escrow Agent shall notify both Sweetwater and Tournigan USA in writing at least 30 Business Days prior to the release of any money from escrow.

  Any Escrowed Cash which remain in escrow pursuant to this Agreement on the date which is twelve months after the date of the Closing (the “Escrow Termination Date”) and in respect of which neither a Tournigan USA Direction nor a Sweetwater Direction has been delivered the Escrow Agent shall be released to Sweetwater by the Escrow Agent.

  The Escrow Agent hereby accepts the responsibilities placed on it hereby and agrees to perform the same in accordance with the terms hereof and the Direction.

  The Escrow Agent will not have any duties and responsibilities except those set forth in this Agreement, and may rely upon any instrument in writing believed by it to be genuine and sufficient and properly presented in accordance with the terms of this Agreement. The Escrow Agent shall not be liable or responsible for any action taken or omitted to be taken provided such action or omission is in accordance with the provisions hereof and may assume that any person purporting to give any notice on behalf of any party in accordance with the provisions of this Agreement has been duly authorized to do so. The Escrow Agent may employ or retain such counsel or other experts or advisers or agents as it may reasonably require for the purpose of discharging its duties hereunder.

  The Escrow Agent shall not be required to defend any legal proceedings which may be instituted against it in respect of or arising out of anything herein contained unless requested so to do by a party hereto and indemnified to its reasonable satisfaction against the cost and expense of such defence.

  In case any Escrowed Cash held by the Escrow Agent hereunder shall be attached, garnished or levied upon or otherwise affected under any order of any court of competent jurisdiction, the Escrow Agent is expressly authorized to comply with all orders, final judgments or decrees so made and in case the Escrow Agent complies with any such orders, final judgments or decree, it shall not be liable to any of the other parties hereto, or to any other person, by reason of such compliance. The Escrow Agent shall forthwith give notice to all parties hereto of any such writ, order, final judgment or decree.

  The acceptance by the Escrow Agent of its duties and obligations under this Agreement is subject to the following terms and conditions, which the parties to this Agreement hereby agree shall govern and control with respect to its rights, duties, liabilities and immunities:

  the Escrow Agent shall not incur any liability acting on the signature, direction, notice, request, waiver, consent, receipt or other paper or document furnished to it, not only as to its due execution and the validity and effectiveness of its provisions but also as to the truth and acceptability of any information therein contained which it in good faith believes to be genuine and what it purports to be;

  the Escrow Agent may consult with and obtain advice from legal counsel in the event of any question as to any of the provisions hereof of its duties hereunder, and it shall incur no liability and shall be fully protected in acting and relying in good faith in accordance with the opinion and instructions of such counsel. The reasonable cost of such services shall be added to, and be part of, the Escrow Agent’s fee hereunder; and

  the Escrow Agent shall have no duties except those which are expressly set forth herein, and it shall not be bound by any notice of a claim or demand with respect thereto, or any waiver, modification, amendment, termination or rescission of this Agreement, unless received by it in writing, and signed by Tournigan USA and Sweetwater, and, if its duties herein are affected, unless it shall have given its prior written consent thereto.

  Tournigan USA and Sweetwater jointly and severally hereby agree to indemnify and shall save harmless the Escrow Agent and/or its officers, directors, partners, employees, agents and independent contractors (hereafter in this paragraph, the “Escrow Agent”) from and against any and all liabilities, losses, costs, claims, actions or demands whatsoever which may be brought against the Escrow Agent or which it may suffer or incur as a result of or arising out of the performance of its duties and obligations under this Agreement, save only in the event of the negligent action, the negligent failure to act, or the wilful misconduct or bad faith of the Escrow Agent. It is understood and agreed that this indemnification shall survive the termination or discharge of this Agreement or the resignation of the Escrow Agent.

  If the Escrow Agent wishes to resign, it will give at least 30 days notice to Tournigan USA and Sweetwater, and Tournigan USA and Sweetwater will appoint another Escrow Agent in its place acceptable to both of them and such appointment will be binding on Tournigan USA and Sweetwater and the new Escrow Agent will assume and be bound by the obligations of the Escrow Agent hereunder.

  If any disagreement or dispute arises among Tournigan USA, Sweetwater or any other person resulting in adverse claims or demands being made upon the Escrowed Cash, whether or not litigation has been instituted, then in any event, at the Escrow Agent’s option, the Escrow Agent may take only one or more of the following actions:

  it may refuse to comply with any claims or demands on it and continue to hold the Escrowed Cash until it receives a written direction signed by Tournigan USA and Sweetwater and any other person who may have asserted a claim or made a demand for the Escrowed Cash directing that it disburse the Escrowed Cash in accordance with the said direction and it will not be or become liable in any way or to any person for its refusal to comply with the claims or demands;

  if it will receive written notice advising that litigation over entitlement to the Escrowed Cash has been commenced, it may deposit the Escrowed Cash with the clerk of the court in which the litigation is pending; or

  it may (but will not be required to) take affirmative steps as it may, in its option, elect in order to substitute another impartial party to hold the Escrowed Cash or deposit the Escrowed Cash in a court of competent jurisdiction and to commence an action in British Columbia, the costs (on a solicitor and client basis) of it to be borne by whichever of Tournigan USA or Sweetwater is the losing party, after completion of which it will be released of any and all liability under this Agreement.

  This Agreement shall terminate upon the earlier of the Escrow Termination Date and the date that all of the Escrowed Cash have been released in accordance with the terms of this Agreement.

  This Agreement may be executed in several counterparts in the same form and such counterparts as so executed shall together form one original agreement, and such counterparts if more than one shall be read together and construed as if all the signing parties hereto had executed one copy of this Agreement.

  This Agreement constitutes and embodies the full and complete understanding of the parties hereto with respect to the Escrowed Cash and supersedes all prior understandings or agreements, whether oral or in writing, relating thereto.

  Whenever the singular or masculine are used throughout this Agreement, the same shall be construed as being the plural or feminine or neuter where the context so requires.

  This Agreement shall enure to the benefit of and be binding upon the parties hereto and, as applicable, their respective heirs, executors, administrators, successors and assigns.

  This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the Province of British Columbia. Each of the parties hereto irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia.

  Any demand, notice or other communication to be given in connection with this Agreement must be given in writing by personal delivery or by electronic means of communication addressed to Tournigan USA or Sweetwater as provided in the OAA Agreement, and to the Escrow Agent as follows:

Stikeman Elliott LLP
Suite 1700
666 Burrard Street
Vancouver, B.C. V6C 2X8:

Attention: Neville McClure
Facsimile: (604) 681-1825

or to such other address as a party may specify by notice given in accordance with this section. Any such notice, request, demand or communication given shall be deemed to have been given:

  in the case of delivery by hand, when delivered;

  in the case of delivery by facsimile transmission on the day of transmission if transmission occurs before 5:00 p.m. and the next Business Day if transmission occurs after 5:00 p.m.; and

  in the case of delivery by mail, five business days following mailing of such notice, request, demand or communication.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

TOURNIGAN USA INC.

Per: “James Walchuck”
Authorized Officer

SWEETWATER RIVER RESOURCES LLC

Per: “John W. Glasscock”
Authorized Officer

STIKEMAN ELLIOTT LLP

Per: “Neville McClure”
Authorized Signatory